# Nasdaq Regulation

Nasdaq

Will Slattery
Vice President
Listing Qualifications

December 4, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 4, 2019, The Nasdaq Stock Market (the "Exchange") received from ViacomCBS Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Class A Common Stock, par value $0.001 per share
>
> Class B Common Stock, par value $0.001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,



William Slattery